September 22, 2025

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Altech Digital Co., Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed September 8, 2025
File No. 333-289757

On behalf of Altech Digital Co., Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 16, 2025 with respect to Amendment No. 1 to the Registration Statement on Form F-1, File No. 333-289757 (“F-1”), filed on September 8, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No.1 to Registration Statement on Form F-1

Notes to Combined Financial Statements

Organization and Business Description, page F-7

1.	We note your response to prior comment 1 and have the following comment. Since you have not updated your financial statements and Altech Digital Co., Ltd. (“Altech Digital”) was not yet formed until after the most recent balance sheet date of March 31, 2025, a combined or consolidated financial statement presentation would be precluded. You can update the financial statements to a date subsequent to the formation of each company or provide separate financial statements of each entity listed on page F-7. The financial statements of the registrant, as a recently organized shell company, may be omitted if permitted. If the financial statements are not updated, the separate financial statements should be properly labeled, and the registration statement should transparently disclose the effects of the forthcoming reorganization, including the capitalization table and/or pro forma financial information.

Response: In response to the Staff’s comment, the Company has prepared separate financial statements of the Operating Subsidiary, Altech Hong Kong Limited, listed on page F-7 as at the most recent balance sheet date of March 31, 2025. The Company and Alech Digital (BVI) Limited were incorporated subsequent to the most recent balance sheet date of March 31, 2025 and no separate financial statements were prepared,, as they are recently organized shell company.

General

2.	Please provide an updated auditors consent to match their report date of September 8, 2025 on page F-2.

Response: In response to the Staff’s comment, the Company has provided an updated auditors’ consent to match with their report date of September 22, 2025 on page F-2.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +1 310-728-5129 or our Mr. Herman Lee at +852 6306-1150.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick